Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Commission File Number: 000-09992

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EDITED TRANSCRIPT

LRCX - Lam Research Corp at Credit Suisse Technology, Media & Telecom Conference

EVENT DATE/TIME: DECEMBER 01, 2015 / 06:00PM GMT

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DECEMBER 01, 2015 / 06:00PM GMT, LRCX - Lam Research Corp at Credit Suisse Technology, Media & Telecom Conference

CORPORATE PARTICIPANTS

Doug Bettinger Lam Research Corp. - CFO

Satya Kumar Lam Research Corp. - VP of IR

CONFERENCE CALL PARTICIPANTS

Farhan Ahmed Credit Suisse Securities (USA) LLC - Analyst

PRESENTATION

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

We are lucky to have Doug Bettinger, CFO of Lam Research; and Satya Kumar, Investor Relations for Lam Research.

Doug Bettinger - Lam Research Corp. - CFO

Thanks for coming, guys.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

So Doug, why don’t we start with maybe like high level? You guys have been outgrowing the industry pretty significantly for last two, three years. This year, I think you guys — your shipments are up 25% year on year when I look at your peers, AMAT or ASML, they’re up like 5% to 10% range?

So can you just talk about what’s been driving the outgrowth for you related to the industry? And how do you see that in 2016?

Doug Bettinger - Lam Research Corp. - CFO

No, absolutely happy to do it, Farhan.

Before I get started, I’d ask everybody in the room to have a look at the forward-looking statements slide that’s up. To the extent that I talk about any numbers that are not historical facts, I’d refer you to our filings on Form 10-K and 10-Q just for the risk factors. Okay? Just start with that.

So yes, Farhan, we’ve been quite pleased, actually with our performance over the last year — over the last three years, for that matter. And really, what’s happening is what we talk about quite frequently if you listen to us present at conferences, which is the technology inflections are getting to be a bigger and bigger percentage — and I’ll go through those briefly what they are — of the industry spend.

We expect this continues for many years as we look forward. And we are extraordinarily well positioned. Our SAM is expanding around the technology inflections. And they’re technology inflections in foundry and logic driven by multi-patterning, as well as FinFET. So that’s a big part of what’s going on. It’s also multi-patterning in DRAM, which is very etch and deposition-intensive. It’s the move from planar to 3D NAND, where our market expands by 45% to 65% nominally, and then it’s the beginning of the advanced packaging inflection.

There was a really good slide — I think, anyway, really good slide – that we showed back at our investor event in July that described a SAM expansion for our business of $3 billion. Now, that’s really only just beginning. But it is absolutely driving the fundamental outperformance of what Lam Research has been doing and will continue to do.

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DECEMBER 01, 2015 / 06:00PM GMT, LRCX - Lam Research Corp at Credit Suisse Technology, Media & Telecom Conference

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

Okay.

So focusing on the memory for a second — if I look at your recent memory shipments, they’re a greater percentage of your overall shipments than they have been for last three, four years. So should investors be worried that memory investments could decline? You have guided the DRAMs to decline for next year. But then, 3D NAND is expected to increase. So how do you see the overall memory shipments for Lam next year?

Doug Bettinger - Lam Research Corp. - CFO

Yes, we described — and it’s early yet for us to be giving a whole lot of color around next year. We’ll give you better clarity when we get to earnings in January.

But our preliminary look at next year is that we expect industry spending to be flat to slightly down. And within that, we expect memory to be down a little bit, driven by DRAM being down. NAND is actually up a bit, primarily driven by 3D next year. And then, foundry and logic we expect to be up next year.

So when you roll it all together, though, we expect the industry flattish, maybe down a little bit. And relative to that, I mean, this year DRAM was very strong.

But when you think about what’s happening next year, at the end of this year, DRAM’s still — only about a third of the industry’s capacity is at 20 nanometer at the end of this year.

The conversion to 20 nanometer is a high ROI for our customers to go to. Cost per bits move in a good direction. And we expect next year, that’s largely what the industry’s doing is conversion to 20 nanometer, and maybe the beginning of a 1x spend in DRAM. But it will be down, and it will drive overall memory spending down a little bit.

Now, offsetting that, though, is the investments in 3D NAND. I think 3D NAND was stronger this year than we expected. We came into this year thinking that the spending in NAND would be primarily planar; actually turned out to be more of it towards 3D NAND. That continues next year.

Next year probably ends up being more of a conversion-related investment in 3D NAND; planar to 3D and 3D to 3D kind of a gen two to gen three. But overall, we expect spending there to be up. Our view of 3D NAND cumulative shipped capacity by the end of this year is that it’s about 150K wafers in the industry. We expect the end of next year to be 350K or maybe even a little bit more than that. So that’s really what’s going on in memory in total, Farhan.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

Looking at the foundry side, if I look at like last five years — 75% to 80% of the foundry revenue growth has really come from smartphones. Clearly, the smartphone unit growth has decelerated quite a bit and is expected to be below 10% for next few years. How does that impact the foundry investments? Do you think there is some potential for foundry revenues to grow? Or could this be a concern that even foundry revenues could even decline from here?

Doug Bettinger - Lam Research Corp. - CFO

When I think about smartphone slowing down — you’re absolutely right, the growth rate is slowing. But it’s still growing, admittedly at a lower rate than it has been.

Having said that, when we think about the totality of the industry and the need for leading-edge silicon to be available as things like the Internet of Things takes off, and advanced memory structures evolve, and the emergence — a greater and greater proportion of silicon going into the cloud and things like that, we believe the need for leading-edge silicon will continue.

Now, that doesn’t necessarily mean that future process nodes are as big or bigger than the ones before it; that may not be the case. But the fact that capital intensity is still going up node to node doesn’t necessarily mean that spending is down.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

There’s been a lot of recent focus on China. We have seen a lot of investments from Chinese private equity companies in —

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DECEMBER 01, 2015 / 06:00PM GMT, LRCX - Lam Research Corp at Credit Suisse Technology, Media & Telecom Conference

Doug Bettinger - Lam Research Corp. - CFO

I’ve had more questions this morning about China than ever before. So clearly, that’s on everybody’s mind, yes.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

So just focusing on China — how do you see the China investments impacting the semi cap industry? Do you think that there could be a net positive? Or could it be just that — because China is investing, some other areas would be investing less?

Doug Bettinger - Lam Research Corp. - CFO

Yes, I mean, a couple things to think about — when I think about the activity that’s going on in China, at least over the next 12 months, the biggest thing happening is actually multinational companies going into China. That’s the bigger spend, if you will, within the country itself. You can go through all of them. And you know who they are as well as I do, right? It’s a handful, and it’s growing. So that’s the bigger piece in the near term.

Now clearly, there’s been lots and lots of headlines about large sums of money being raised by Chinese investment funds in Chinese companies, for that matter, with the intention of getting into the semiconductor space. I think it’s too early to really tell where that all ends up going. It’s probably not a huge impact next year. But in the years after, maybe. We’re paying very close attention to it, trying to understand exactly where the dollars will flow.

Clearly, dollars are one thing you need to build an industry. You also need access to smart, skilled people, which absolutely is there as well. But really, what you need is access to IP, intellectual property. And how that part evolves, I think, will be the most interesting thing to pay attention to. And honestly, I’m not sure how it will evolve. But we’re in close touch with what’s going on.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

Got it.

In terms of the revenues — if I look at the industry in general, the WFE over last four or five years has been pretty stable between, say, $28 billion to this year $33, $34 billion. So what’s been the reason that we have got such stable revenues or such revenue — stable spending on wafer fab expenditure? And how does that change the way that you’re running the business?

Doug Bettinger - Lam Research Corp. - CFO

Yes, I mean, a couple of things, at least when I think about the industry, and compare and contrast it with the industry 15 years ago. Because there are a lot of investors still kind of think about what things looked like 15 years ago.

There’s been significant, as everybody knows, consolidation in the industry. And that has created some level of stability in terms of the spend profile, in terms of how I think about it, anyway. And by that, the way I think about it is fewer participants all focused on making money — the propensity to have overinvestment and then subsequent underinvestment driven by behavior of people in the industry has mitigated. It’s nowhere near what it used to be.

So that actually, when I think about it, is the biggest thing that’s driven a level of stability in terms of overall spending. So that’s one thing to think about. We as an industry have also consolidated, so that’s been a piece of it. And there’s obviously still some more consolidation happening.

And then, the fact that adding new capacity gets incrementally more expensive as you go to future process nodes, people are much more careful about making that level of investment, because it’s expensive to do so.

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DECEMBER 01, 2015 / 06:00PM GMT, LRCX - Lam Research Corp at Credit Suisse Technology, Media & Telecom Conference

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

Switching to M&A for a second, you guys announced acquisition of KLA recently. There were a lot of questions in terms of like why now. Obviously, you guys have been outgrowing the industry. And you had clear drivers for revenue growth for next two, three years.

Doug Bettinger - Lam Research Corp. - CFO

Yes.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

So why do an acquisition at this time which probably will lower that revenue growth for you?

Doug Bettinger - Lam Research Corp. - CFO

I mean, the thing first to understand — and I tried to describe it when we first sat down — is our outlook for future growth of the business is absolutely unchanged. The inflections will ramp to over 50% of the industry spending over the next several years. Our view and outlook on that has not changed at all.

When we think about the interrelationship increasingly between process and process control, we see opportunities to do more in terms of solving some of the toughest challenges in the industry by bringing both KLA and Lam Research together at this point in time. And exact timing — I mean, it’s really hard to get the timing of anything exactly right. You have to have a willing buyer and a willing seller, and getting to that point is always challenging. And it’s hard to get everything to line up, no matter if you want it now, last year, or a year from now. But things just lined up such that we were able to make the deal happen last month.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

Got it.

In terms of the growth drivers for the semiconductor industry going forward — clearly, the biggest focus is in cloud and IoT area. How do you see that impacting the end markets that you’re serving? And do you see more growth in the foundry or the memory from cloud build-out?

Doug Bettinger - Lam Research Corp. - CFO

Satya, you’ve been doing a little bit of research on this. Maybe I’ll ask you to comment a little bit.

Satya Kumar - Lam Research Corp. - VP of IR

Yes. I mean, this was — for us, what we care about is leading-edge silicon growth, right? So we — I mean, obviously there is a strong level of demand growth in the cloud that ultimately is going to happen. It tends to happen in conjunction — mean, it’s not just compute growth; there’s also memory growth that tends to go in sync. That is one.

What we see, though, is — there’s two things that we’re focused on doing, right? Fundamentally, it’s to enable the economics to get better for our customers. And so, what we can control on the logic side, as through what we’re trying to do here with KLA, for example, is to try and improve the economics for our customers as they get down to future technology nodes.

What I was impressed by after I joined Lam was the level of visibility, the conviction we have on the 3D NAND roadmap and new memory roadmaps that are coming together.

So there are a lot of things that we can influence, that helps our customers’ business better. So how that actually plays into demand that goes into the cloud, how that plays into IoT — it’s TBD. But it feels like if we execute on the right things, that should be a source of demand.

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DECEMBER 01, 2015 / 06:00PM GMT, LRCX - Lam Research Corp at Credit Suisse Technology, Media & Telecom Conference

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

On the M&A with KLA, you have highlighted $250 million of cost synergies, $600 million of revenue synergies. Can you just briefly talk about which areas do you expect the cost synergies to come from? Is it COGS, or SG&A?

Doug Bettinger - Lam Research Corp. - CFO

Sure.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

And then, on the revenue synergies, you have laid out $600 million for 2020. How should we think about ramping to that?

Doug Bettinger - Lam Research Corp. - CFO

Yes. So good question. Let me describe the cost synergy piece first.

So yes, we described $250 million of cost synergies within the first 18 to 24 months. And it comes from all across the combined company. About a third of it is going to come from the cost of goods sold line. We do have a limited number of common suppliers, so we’ll work to get the volume increased and negotiate as a result of that. We’ll combine supply chain organizations, we’ll get efficiencies from that.

And then, in areas like freight and logistics — because we will have higher volumes and may be able to combine some of the shipping lanes, we’ll be able to get an incremental savings there.

So about a third of it, I think, will come from cost of goods sold. Then, as you get into the direct spending line, two-thirds — there’s probably very limited amount of R&D synergy, not a whole lot. When you look at what we do in each different company, there isn’t really any overlap. In fact, there’s no overlap to speak of. So the R&D synergies probably are very modest.

It’s probably a little bit — there is a little bit in sales and marketing. We’re both calling on the same customers. We’ve got sales offices in each location supporting those customers, so there’s opportunities there. And then, a lot of the savings will come from the G&A line. We’ve got two finance organizations, two IT organizations and systems, HR, legal — areas like that is where we’ll sit down and really look hard at what do we really need to run the combined company. So we see 250, and we’ve got a plan for 250, 18 to 24 months.

In my mind, the real rationale for the deal comes from where we see the opportunity to do things together between process and process control. We’ve described $600 million in opportunities we see. We’ve got a bunch of different ideas about where that comes from. It takes longer to get there, for the simple reason that you can’t really do anything until the company is combined. And then you’ll begin working on things together.

And it will take time to do development. It will then take time to get adoption of whatever we choose to deliver in customers’ facilities, which really only happens when technology is changing, and when a process node is changing or something. So it is more backend-loaded. And there will be a little bit of revenue synergies in 2018 and 2019. But really, it does take that long to deliver the revenue.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

Got it.

And on the M&A, you probably had a few discussions with your customers after the deal’s been announced. What’s been the feedback so far? And how do you perceive the regulatory risk to the deal, now that you have had your discussions with the customers?

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DECEMBER 01, 2015 / 06:00PM GMT, LRCX - Lam Research Corp at Credit Suisse Technology, Media & Telecom Conference

Doug Bettinger - Lam Research Corp. - CFO

Yes. When you think about the regulatory risk — I mean, the biggest thing to understand is we have no product overlap. So that’s an important hurdle to get past. There isn’t anything in terms of where we overlap. So that’s an important consideration. And while I’m not sure we’ll get customers coming out and openly supporting the deal, we actually believe that customers understand the strategic rationale for why we’re doing this, which is to try to solve some of the most difficult challenges that are out there in the future, and likely understand that that’s important for us and them. And we don’t believe there’ll really be objection to the deal on that in that regard.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

Got it.

In terms of the combined company — if I just do like a pro forma estimate on it in terms of the margin profile — it seems like your gross margins can be like 50% or round about, and then operating margin about 27%. And you’ve kind of — you expect earning power of about $8 for 2017 — 2017-2018 timeframe, for the combined company.

So in terms of the risk factors to what can go wrong, what do you see are the biggest risks that can kind of impact the margins? Do you think — is there a risk that customers may want like a lower gross margin on the KLA products, because you are a much lower-gross margin company? And could that be a risk?

Doug Bettinger - Lam Research Corp. - CFO

Yes. I mean, we described, when we announced the deal, a financial model in 2017-2018 assuming a $35 billion industry spend of about a $10 billion company and a 27% operating income is kind of what we described.

And yes, it’s always a delicate balancing act when you have product lines that have higher or lower gross margin than one or the other in balancing — delivering the right solution to a customer, and delivering the value and getting paid for it. It’s one of the most important things we’re going to spend time thinking about how we go to market with their business and with our own, and how we make sure that we maintain those margins. It will be a key focus item and something we are very focused on.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

One last question from me — regarding the leverage on the balance sheet — you’re increasing leverage to 3.5 times EBITDA.

Doug Bettinger - Lam Research Corp. - CFO

Yes.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

How should we think about paying down the debt? And just from the onshore versus offshore cash issues, how does that restrict you from paying down the debt?

Doug Bettinger - Lam Research Corp. - CFO

Yes. Obviously, to pay the debt down, it’s domestic debt, you need domestic cash. So it’ll — we’ll pay it down as we generate domestic cash as a combined company.

And you’re right — we will raise $3.9 billion of new debt. $600 million-ish or so will go to pay down the term loan that KLA has, so call it $3.3 billion of new debt. That’ll put us at 3.5 times gross debt to EBITDA.

And the commitment we’ve made, or how we’ve described it, is we will prioritize use of cash — first and foremost, it’ll be the reinvestment in the business, right? You have to invest at a certain level to attain the revenue growth we aspire. So that’ll be priority number one.

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DECEMBER 01, 2015 / 06:00PM GMT, LRCX - Lam Research Corp at Credit Suisse Technology, Media & Telecom Conference

Priority number two will be a continuation of the Lam Research dividend and dividend philosophy and policy. But then, priority number three will be de-levering the balance sheet, until we get to about 2.5 times gross debt to EBITDA, at which point we have a little bit more flexibility.

Our assessment when we look at when will that happen — it’ll take 12 to 18 months to get down to that leverage ratio, at which point we’ll be back thinking about buying stock back, maybe be more aggressive with the dividend. But until we get to that point, we won’t have as much flexibility as we will afterwards.

But if you just think about for a minute the cash generation of the combined company — the proxy in our financial model for operational cash flow was operating income. So on a base of $10 billion, 27% operating income should roughly equate to $2.7 billion of operational cash flow. That’s a lot of cash. So we think we can comfortably de-lever in a pretty short period of time.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

Any questions from the audience?

Doug Bettinger - Lam Research Corp. - CFO

I see a hand up in front.

Unidentified Audience Member

(Inaudible question — microphone inaccessible)

Doug Bettinger - Lam Research Corp. - CFO

Yes, so you didn’t have the microphone. For people on the webcast, I’ll just try to restate a little bit of your question, which I think, to summarize it, is — so advance packaging inflection — what is our opportunity there? And do we need to do more than just organic investment to take advantage of it? Is that fair?

We’re very well positioned. When you look at 2.5D going to 3D, going to full TSV, it’s again driven by etch and deposition. You need the etch material awlay, you need deposit material to make the interconnect.

Very pleased this year, I think we are as a company, in terms of how well we’ve done in that space this year. And we see inflection — call it $200 million to $300 million of opportunity of the $3 billion as we go forward over the next several years.

So don’t necessarily see the need to do anything inorganic. We’re pretty well positioned with the equipment set that we have today. Good question.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

Any other questions? Maybe I’ll continue.

Doug Bettinger - Lam Research Corp. - CFO

We got a few minutes left.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

So on the 3D NAND, if you look at it — there is a view, like one of your peers, ASML, has indicated that in four years, five years, it’ll be migrating to ReRAM or some other advanced memory?

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DECEMBER 01, 2015 / 06:00PM GMT, LRCX - Lam Research Corp at Credit Suisse Technology, Media & Telecom Conference

Doug Bettinger - Lam Research Corp. - CFO

3D NAND.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

Yes. Basically like non-volatile memory will migrate to ReRAM or some other advanced memory. How much extendibility do you see on the 3D NAND roadmap? Do you see it as a three-, four-year transition? Or do you think this can continue for a few — much longer than that?

Doug Bettinger - Lam Research Corp. - CFO

When we look at the roadmap for 3D NAND, we see opportunity well into the next decade. So the extendibility of 3D NAND I think we have actually quite good visibility to.

Now, as always, there will be technical challenges as the layer count gets to be greater and greater, which we will work to help solve for customers. So anyway, we see a long runway for 3D NAND. It doesn’t mean there may not be evolution of new memory architectures; you’ve already seen at least one from a couple of my customers. And might that continue? It absolutely might. It’ll all depend on market demand and market acceptance. And how that all plays out is something I think we all need to be paying attention to.

As it pertains to some of these new memory architectures, we make sure as a company we’re spending a lot of time talking to our customers about what is this going to look like from a process flow. So we understand what the equipment requirements are going to be in both etch, dep and clean, and increasingly in process control, as we bring the two companies together to make sure we’re well positioned.

And when we look at all of these things, we actually believe we are and will be well positioned, and they will continue to be relatively etch and deposition-intensive.

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

And looking at your logic business — you guys are gaining share at one major customer. But there is also the other logic bucket within that, which is the CMOS sensor in MEMS, which is kind of visible more on your P&L. And you guys have talked about it more than, I would say, other semi cap companies. Can you just talk about the other bucket for a second, like in CMOS sensor? And so what exactly do you do there? And also, maybe on the MEMS side?

Doug Bettinger - Lam Research Corp. - CFO

Yes, sure.

I mean, for us, we describe a memory segment, a foundry segment and a logic segment. And logic is logic and other. So it’s the big logic guy who we’ve talked about, a large North American — did we say microprocessor provider, growing our footprint 5x as they transition to the next process. That was actually a press release that we issued in the middle of last year. So our confidence in how that does will be dependent a lot on that ramping, and we feel really good about that.

I think we were pleasantly surprised this year how strong investment was in CMOS image sensors, as you were asking about. That process flow also tends to be a place where we have very good share, very good presence. Actually use some very advanced packaging, TSV type things, again which I described as being enabled by etch and dep.

So I don’t know that you should expect that to grow every single year. But I think it is a secular grower as you think about the fact that there are more and more cameras and more and more type devices, be it the industrial complex or automotive, or more and more cameras and phones that will require investment as we go over the next several years in that space.

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DECEMBER 01, 2015 / 06:00PM GMT, LRCX - Lam Research Corp at Credit Suisse Technology, Media & Telecom Conference

Farhan Ahmed - Credit Suisse Securities (USA) LLC - Analyst

With that, we are out of time. Thanks a lot, Doug —

Doug Bettinger - Lam Research Corp. - CFO

Okay. Farhan, thanks for having us. I appreciate the interest in the company. Thank you, guys.

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Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam Research Corporation’s (“Lam”) and KLA-Tencor Corporation’s (“KLA-Tencor”) current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA-Tencor, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected industry leadership, future technical capabilities and served markets of the individual and/or combined companies; (3) projections of pro forma revenue, cost synergies, revenue synergies, cash flow, market share and other metrics, whether by specific market segment, or as a whole, and whether for each individual company or the combined company; (4) market expansion opportunities and systems and products that may benefit from sales growth as a result of changes in market share or existing markets; (5) technological achievements that may be realized by the combined company, (6) the allocation of merger consideration in the transactions; (7) the financing components of the proposed transaction; (8) potential financing opportunities, together with sources and uses of cash; (9) potential dividend growth rates; and (10) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA-Tencor or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA-Tencor or Lam; (5) the ability of KLA-Tencor and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA-Tencor’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Lam will file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA-Tencor undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA-Tencor, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 27, 2015, and KLA-Tencor’s overall business and financial condition, including those more fully described in KLA-Tencor’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA-Tencor for their consideration. Lam intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Lam and KLA-Tencor. Each of Lam and KLA-Tencor will provide the joint proxy statement/prospectus to their respective stockholders. Lam and KLA-Tencor also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA-Tencor may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA-Tencor are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor).

Participants in the Solicitation

Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Lam’s executive officers and directors and KLA-Tencor’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.

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